SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the calendar year ended December 31, 2000

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-30270

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                         WITCO CORPORATION
                   EMPLOYEE RETIREMENT SAVINGS PLAN
                         ONE AMERICAN LANE
                        GREENWICH, CT  06831

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                        Crompton Corporation
                         One American Lane
                     Greenwich, Connecticut  06831





                        WITCO CORPORATION EMPLOYEE
                         RETIREMENT SAVINGS PLAN

                           Financial Statements
                         and Supplemental Schedule

                         December 31, 2000 and 1999

              (With Independent Auditors' Report Thereon)




            WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN


                             Table of Contents

			                                       Page

Independent Auditors' Report

Financial Statements:

  Statements of Net Assets Available for
  Benefits (Modified Cash Basis) as of
  December 31, 2000 and 1999

  Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Years
  Ended December 31, 2000 and 1999

  Notes to Financial Statements (Modified Cash Basis)

Supplemental Schedule:

  Schedule of Assets Held for Investment Purposes at End of Year (Modified Cash Basis)

  Other schedules are omitted because of the absence of conditions under which they are required.

Signature

Exhibit 23 - Consent of KPMG LLP, Independent Auditors





Independent Auditors' Report


Management and Employees of Crompton Corporation:

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year (modified cash basis) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/KPMG LLP



Stamford, Connecticut
June 15, 2001




                     WITCO CORPORATION EMPLOYEE
                       RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Benefits
                         (Modified Cash Basis)

                      December 31, 2000 and 1999

        Assets                                2000             1999

Investments, at fair value:
 Crompton Corporation Common Stock Fund   $  7,888,427      10,652,845

 Mutual Funds                              149,175,382     170,211,618

 Participant Loans                           2,107,560       2,343,588

     Net assets available for benefits    $159,171,369     183,208,051

See accompanying notes to financial statements.



                      WITCO CORPORATION EMPLOYEE
                       RETIREMENT SAVINGS PLAN

          Statements of Changes in Net Assets Available for Benefits
                          (Modified Cash Basis)

                     Year ended December 31, 2000 and 1999


                                                2000           1999
Additions to net assets attributed to:
 Investment income:
   Net appreciation/(depreciation)
   in fair value of investments          $   (17,744,427)    17,480,735
   Interest and dividends                     11,371,978     13,398,827
                                             ( 6,372,449)    30,879,562

  Contributions:
    Participants                               7,596,057      9,287,431
    Employer                                   2,130,537      2,680,416
                                               9,726,594     11,967,847

  Loan repayments                                 88,676         80,618

     Total additions                           3,442,821     42,928,027

Deductions from net assets attributed to:
 Withdrawals                                 (27,428,786)   (35,533,218)
 Administrative expenses                         (50,717)       (67,860)

      Total deductions                       (27,479,503)   (35,601,078)

      Net increase/(decrease)                (24,036,682)     7,326,949

Net assets available for benefits at
beginning of year                            183,208,051    175,881,102

Net assets available for benefits at
end of year                              $   159,171,369    183,208,051



See accompanying notes to financial statements.






                       WITCO CORPORATION EMPLOYEE
                        RETIREMENT SAVINGS PLAN

                        Notes to Financial Statements
                           (Modified Cash Basis)

                        December 31, 2000 and 1999



(1)  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The plan administrator is the Crompton Corporation Employee
Benefit Committee. Fidelity Investments is the trustee and recordkeeper of the Plan.

General

The Witco Corporation Employee Retirement Savings Plan (the "Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of the former Witco Corporation and subsidiary companies ("Witco" or the "Company") in following a systematic savings program.

Eligible participants are those employees who entered the Plan prior to June 1, 2000. No salaried employees are eligible to enter the Plan after May 31, 2000, however, they are eligible to participate in the Crompton Corporation's Individual Account Retirement Plan ("Crompton Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Company's matching contribution is 50% of the basic employee contributions up to 6% of their base salary, except for certain collective bargaining employees whose participation is based upon the terms of their respective collective bargaining agreements. In addition, employees may elect to make supplementary after-tax and pre-tax contributions of 1% to 9% of their base salary, except for certain collective bargaining employees who are limited based upon the terms of their respective collective bargaining agreements.

The Plan permits pre-tax and after-tax contributions by participants. Certain collective bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after-tax contributions, including Company matching contributions, to be invested in one or more of ten funds.

Investment Options

The ten funds include a Crompton Corporation Common Stock Fund, and various diversified bond and equity funds as described below.

Crompton Corporation Common Stock Fund - invests primarily in Crompton Corporation company stock, and a portion in money market instruments for liquidity.

Managed Income Portfolio II - is a stable value fund. It seeks to provide a competitive level of income over time while preserving the value of investments by purchasing investment contracts issued by major insurance companies and banks and short-term instruments.

Fidelity Magellan Fund - is a growth fund. It seeks long-term capital appreciation by investing in the stocks of well-known and lesser known foreign and domestic companies.

Fidelity Asset Manager Fund - is an asset allocation fund.
It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

Fidelity International Growth and Income Fund - seeks capital growth and current income, by investing principally in foreign equity securities.

Fidelity Equity Income Fund - is a growth and income fund.
It seeks reasonable income by investing in income-producing equity securities. The Fund tries to achieve a yield that exceeds the composite yield on securities composing the S&P
500.

Fidelity Asset Manager: Growth Fund - is an asset allocation fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds and short-term and money market instruments.

Fidelity Growth Company Fund - is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

Fidelity Asset Manager: Income Fund - is an asset allocation fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds and short-term and money market instruments.

Fidelity Institutional Short-Intermediate Government Fund - is an income fund. It seeks a high level of current income consistent with preservation of principal by investing exclusively in U.S. government securities.

Participant Accounts and Vesting

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by the Company after they have completed three consecutive years of participation in the Plan or five years of service to the Company. All former Sherex participants are immediately vested in contributions made by the Company. Participants who have been terminated for reasons beyond their own control become fully vested in the Company's contributions upon their termination. Non-vested contributions by the Company which have been forfeited by participants are applied to reduce future contributions by the Company. Amounts forfeited were $94,079 and $92,971 in 2000 and 1999, respectively. Terminated participants whose account balance is in excess of $5,000 may elect to defer receipt of such amounts until the required distribution date.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by the Company and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions, subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

Withdrawals

At age 59 1/2 and thereafter, an active employee can withdraw funds from the balance of his account at any time. Before age 59 1/2, employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

Participant Loans

Employees may borrow a minimum of $1,000 up to the maximum of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. There are two types of loans available which consist of a general loan and a loan to buy a principal residence. Only one loan of each type may be requested each year, and no more than one loan of each type may be outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above prime. Loan repayments are made automatically through payroll deductions, not to exceed five years, except for a loan for the purpose of purchasing a primary residence which may not exceed 15 years.

Expenses

Expenses incurred are paid by the Plan, except to the extent that the Company shall otherwise provide for such payment. The
Company provides certain administrative and accounting services for the Plan at no charge.

Plan Termination

The Company, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. While the Company has not expressed any intent to discontinue, terminate or curtail the Plan, the Company may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.


(2)  Significant Accounting Policies

Accounting Basis

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

Investment Valuation

Investments are stated at fair value. Fair value is determined by quoted market prices, if an active market exists, or redemption values, which approximate market value. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


(3)  Income Tax Status

The Company has received a determination letter from the Internal Revenue Service dated December 14, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Employee Benefits Committee of the Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax-exempt.


(4)  Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                                 December 31
                                             2000           1999



Crompton Corporation Common Stock Fund     $ 7,888,427  $ 10,652,845
Managed Income Portfolio II                 36,061,254    43,026,643
Fidelity Magellan Fund                      38,212,541    46,251,874
Fidelity Asset Manager Fund                 12,650,655    14,392,731
Fidelity Equity Income Fund                 13,575,359    16,236,749
Fidelity Growth Company Fund                30,342,721    28,624,425


During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:



                                                   December 31
                                                2000         1999


Crompton Corporation Common Stock Fund      $ (1,181,176)  $   148,992
Mutual funds                                 (16,563,251)   17,331,743

                                            $(17,744,427)  $17,480,735


(5)  Party-In-Interest Transactions

Fidelity Investments, Inc., the Company, and participants receiving plan loans are parties-in-interest as defined in
Section 3(14) of ERISA. During the years 2000 and 1999, there were no prohibited party-in-interest transactions.


(6)  Other Disclosures

On September 1, 1999, Witco and Crompton & Knowles Corporation ("C&K") announced their agreement to merge. Under the agreement, each share of C&K common stock was converted into one share of CK Witco Corporation common stock and each share of Witco common stock was exchanged for 0.9242 shares of common stock of CK Witco Corporation. The impact of the merger on the Plan has had no material effect. On April 25, 2000, CK Witco Corporation changed its name to Crompton Corporation.


(7)  Subsequent Event - Plan Merger

Effective January 1, 2001, the Plan has merged with the Crompton Plan and the OSi Specialties, Inc. 401(k) Savings and Investment Plan to form the Crompton Corporation Employee Savings Plan. The provisions and investment options of the Plan as a result of this merger have remained unchanged.





                WITCO CORPORATION EMPLOYEE
                 RETIREMENT SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

                    December 31, 2000

Identity of Issue,       Description of Investment
Borrower, Lessor         Including Maturity Date,
or Similar Party         Rate of Interest, Collateral,
                         Par or Maturity Value                 Current Value

Crompton Corporation     Common Stock Fund                     $  7,888,427
Fidelity Investments     Managed Income Portfolio II             36,061,254
Fidelity Investments     Magellan Fund                           38,212,541
Fidelity Investments     Asset Manager Fund                      12,650,655
Fidelity Investments     International Growth and Income Fund     6,728,237
Fidelity Investments     Equity Income Fund                      13,575,359
Fidelity Investments     Asset Manager: Growth Fund               5,744,122
Fidelity Investments     Growth Company Fund                     30,342,721
Fidelity Investments     Asset Manager: Income Fund               1,448,771
Fidelity Investments     Institutional Short - Intermediate
                          Government Fund                         4,411,722
Participant Loans        Loans made to Plan participants with
                          maturity dates ranging from January,
                          2001 to October, 2014 and interest
                          rates ranging from 7% to 10%            2,107,560

                                                               $159,171,369





                           SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              WITCO CORPORATION
                              EMPLOYEE RETIREMENT SAVINGS PLAN





Date: June 26, 2001              By:/s/Peter Barna
                                       Peter Barna
                                       Senior Vice President &
                                       Chief Financial Officer